Exhibit 99.1

Tencent, JD.com and Vipshop Announce Equity Investment and Business Cooperation

BEIJING, Dec. 18, 2017 (GLOBE NEWSWIRE) —

Tencent Holdings Limited (“Tencent”) (00700.HK), JD.com, Inc. (“JD.com”) (NASDAQ:JD), and Vipshop Holdings Limited (“Vipshop”) (NYSE:VIPS), today jointly announced that Tencent, a leading provider of internet value-added services in China, and JD.com, China’s largest retailer, have entered into definitive agreements with Vipshop, a leading online discount retailer for brands in China, such that Tencent and JD.com will invest an aggregate amount of approximately US$863 million in cash in Vipshop at the closing of the transaction.

Pursuant to the share subscription agreement, Tencent and JD.com will subscribe for newly issued Class A ordinary shares of Vipshop in the amount of approximately US$604 million and approximately US$259 million, respectively. The purchase price will be US$65.40 per Class A ordinary share, which is equivalent to US$13.08 per American Depositary Share (“ADS”) of Vipshop, five of which represent one Class A ordinary share. The purchase price represents a 55% premium over the closing price of the ADSs as of the last trading day on December 15, 2017.

The transaction is expected to close in the near future, subject to customary closing conditions.  Upon the closing, Tencent and JD.com will beneficially own, taking into account any existing holding, approximately 7% and 5.5%, respectively, of Vipshop’s total issued shares. The Class A ordinary shares issued to Tencent and JD.com will be subject to a two-year lock up restriction. Tencent and JD.com will have the right to appoint a director and an observer, respectively, to Vipshop’s board of directors during the two-year lockup period. After the end of the lock-up period, for so long as Tencent and JD.com hold approximately 12% and 8%, respectively, of Vipshop’s total issued shares, or otherwise by mutual agreement with Vipshop, they will maintain director and board observer rights.

Concurrently with the entry of the share subscription agreement, Tencent and JD.com have entered into business cooperation agreements with Vipshop, effective upon closing, establishing a cooperative relationship among Tencent, JD.com and Vipshop. Under these agreements, Tencent will grant Vipshop an entry on the interface of Weixin Wallet enabling Vipshop to utilize traffic from Tencent’s Weixin platform, and JD.com will grant Vipshop entries on both the main page of JD.com’s mobile application and the main page of its Weixin Discovery shopping entry, and will assist Vipshop in achieving certain GMV targets through JD.com’s platform.

“I am truly delighted about Vipshop’s new strategic cooperation relationships with Tencent and JD.com,” said Mr. Eric Ya Shen, Vipshop’s Co-founder, Chairman of the Board of Directors and Chief Executive Officer. “This undoubtedly is an important event for Vipshop as well as China’s e-commerce and internet industries. We, together with Tencent and JD.com, will leverage our respective strengths to form a strategic cooperative alliance aiming to achieve a deep, win-win cooperation and to benefit internet users and consumers. We will develop a holistic cooperation with Tencent on the Weixin platform and expand our strategic alliance with Tencent into more and broader areas.  We will explore win-win opportunities in multiple areas with JD.com, including establishing a strategic alliance in collaboration with brand suppliers, and an on-line traffic alliance. We will continue to operate as an independent e-commerce platform and further deepen and enhance our leading e-commerce capabilities in fashion (including apparel, shoes, bags and accessories) and cosmetics categories as well as our strong female user base, thereby offering higher value and better user experience to our customers.”

“The strength of Vipshop’s flash sale and apparel businesses, as well as its outstanding management team, create clear and strong synergies with us,” said Richard Liu, Chairman and CEO of JD.com. “This partnership will further extend the strong inroads that we have made with female shoppers, and will expand the breadth and reach of our fashion business. We continue to add the top-notch partners to complementJD.com’s core strengths, ensuring that JD and our partners provide the best customer experience for every shopping need.”

Martin Lau, President of Tencent Holdings, said, “We are pleased to become strategic investor in and partner with Vipshop. We look forward to providing Vipshop with our audiences, marketing solutions, and payment support to help the company provide branded apparel and other product categories to China’s rising middle class. We already see substantial demand from our users to discover, discuss and purchase branded apparel in our applications, and we believe that connecting our users more deeply to products on Vipshop’s platform will enrich their online experiences while benefiting Vipshop. We are proud of the role our resources such as marketing technology, payments handling, and machine learning play in facilitating a healthy and diverse retail ecosystem, online and offline.”

About JD.com, Inc.

JD.com is both the largest e-commerce company in China, and the largest Chinese retailer, by revenue. The company strives to offer consumers the best online shopping experience. Through its user-friendly website, native mobile apps, and WeChat and Mobile QQ entry points, JD offers consumers a superior shopping experience. The company has the largest fulfillment infrastructure of any e-commerce company in China. As of September 30, 2017, JD.com operated 7 fulfillment centers and 405 warehouses covering 2,830 counties and districts across China, staffed by its own employees. JD.com is a member of the NASDAQ100 and a Fortune Global 500 company.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

About Tencent Holdings Limited

Tencent uses technology to enrich the lives of Internet users. Our social products Weixin and QQ link our users to a rich digital content catalogue including games, video, music and books. Our proprietary targeting technology helps advertisers reach out to hundreds of millions of consumers in China. Our infrastructure services including payment, security, cloud and artificial intelligence create differentiated offerings and support our partners’ business growth. Tencent invests heavily in people and innovation, enabling us to evolve with the Internet. Tencent was founded in Shenzhen, China, in 1998. Shares of Tencent (00700.hk) are traded on the Main Board of the Stock Exchange of Hong Kong.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, statements regarding the expected closing of the transactions and the quotations from management in this announcement are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to, those included in JD.com’s and Vipshop’s filings with the SEC and in Tencent’s filings with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and none of Tencent, JD.com or Vipshop undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

JD.com
Investor Relations
Ruiyu Li
+86 (10) 8912-6805
Email: IR@JD.com

Media
Josh Gartner
Press@JD.com

Vipshop
Millicent Tu
Tel: +86 (20) 2233-0732
Email:IR@vipshop.com

Tencent Holdings Limited
Investor Relations
Pui Hang Cheung
Tel: 852-31485100 ext 68919
Email: ir@tencent.com